[LOGO]

                                                                          833398
                                                                   PRESS RELEASE

FIRST QUARTER 2003 NET INCOME, EUR 393 MILLION; NET INCOME PER SHARE, EUR 0.26

HIGHLIGHTS
(amounts in millions, except per share data)

    First       First                                                 First        First
  quarter     quarter                                               quarter      quarter
     2002        2003                                                  2002         2003
      USD         USD      %                                            EUR          EUR     %
-----------------------------------------------------------------------------------------------
      740         476    -36   Income before tax                        845          444   -47
      540         421    -22   Net income                               617          393   -36
     0.39        0.28    -28   Net income per share                    0.44         0.26   -41
    5,230       6,066     16   Premium income                         5,972        5,653    -5
    2,183       2,184      -   Investment income                      2,493        2,036   -18
    7,495       8,351     11   Total revenues                         8,558        7,783    -9
    1,095       1,328     21   Commissions and expenses               1,250        1,238    -1
      584         687     18   Standardized new life production         666          640    -4
    7,611       7,787      2   Gross deposits /(1)/                   8,690        7,257   -16
   14,924      14,732     -1   Shareholders' equity /(2)/            14,231       13,522    -5
  249,807     258,611      4   Total assets /(2)/                   238,206      237,367     -

/1)/   Annuity, GIC and savings deposits are not included in revenues
/2)/   Amounts reported for 2002 are as of December 31, 2002

Chairman's statement
"Income before tax increased significantly in comparison to the fourth quarter of 2002, but was 47% lower compared to the first three months of 2002. The first quarter of 2003 proved to be challenging, with continued low interest rates, lower equity markets, continued bond defaults and the weaker US dollar versus the euro. However, it is encouraging to see that the first quarter of 2003 showed some signs of improvement in the credit markets, even though default rates remain far above a level considered average for AEGON and the industry", said Don Shepard, CEO and Chairman of the Executive Board. "Excluding currency influence, we continue to increase total life production as we maintain our focus on cost control".

Outlook 2003
AEGON's Executive Board remains cautious in its outlook for 2003 in view of continuing uncertainties in the financial markets and is not providing an earnings forecast.

Key points for the first quarter 2003
..    Standardized life production increased 10% in the Americas and 4% in the UK but was down 42% in the Netherlands, reflecting volatility in the placement of new business in the pension fund markets compared to first quarter of 2002. Total annuity and GIC deposits increased 2% in the Americas. Off-balance sheet production in the Americas increased 32% over the first quarter of 2002. Off-balance sheet production decreased 48% in the Netherlands but increased fourfold in the United Kingdom, compared to first quarter 2002.
..    Default provisions in the USA were strengthened by USD 149 million compared to USD 82 million in the first three months of 2002 but showed improvement in comparison to the fourth quarter of 2002 (USD 219 million). The balance of the USA default provisions at March 31, 2003 was USD 280 million.
..    EUR 126 million was released as indirect investment income from the revaluation account to income before tax compared with EUR 215 million for the first quarter of 2002.

..    Earnings are negatively affected by lower employee pension plan benefits in the USA (USD 22 million) and higher pension costs in the Netherlands (EUR
     15 million) and the UK (GBP 4 million) totaling EUR 42 million.
..    Variable annuity results continue to assume annual equity returns of 12%
     for five years and 9% thereafter in the determination of deferred policy acquisition costs (DPAC) amortization and provisions for guaranteed benefits.
..    There was no accelerated amortization of deferred policy acquisition costs
     (DPAC unlocking). Additions to the provisions for guaranteed minimum benefits taken during the first quarter 2003 in the USA were USD 9 million, in Canada CAD 12 million and in the Netherlands EUR 13 million. In the first quarter 2002 the additions were nil in all countries.
..    Net income for Transamerica Finance Corporation was USD 78 million compared to USD 24 million in the first quarter of 2002. The increase was driven by lower credit losses, increased revenue due to mortgage refinancing activity, lower funding costs, and one-time tax benefits of USD 31 million.
..    Currency exchange rates negatively impacted net earnings by 10% compared to first quarter 2002, driven mainly by the lower US dollar exchange rate.
..    The ratio of shareholders' equity to total capital remains stable at approximately the same level as year-end 2002. Currency exchange rate translations do not affect the solvency at the operating units.

Report of the Executive Board
Income before tax for the first quarter of 2003 totaled EUR 444 million, 56% higher than the previous quarter but 47% lower than the same period last year. Earnings per share of EUR 0.26 were 41% lower than first quarter 2002. The decline from first quarter 2002 resulted from the lower average exchange rates of the main currencies (EUR 112 million), lower gross margin due to lower direct and indirect investment income, increased default charges (EUR 62 million), increased provisions for products with guaranteed minimum benefits (EUR 28 million) and lower fees on variable and unit-linked accounts.

Total revenues were 9% lower (3% higher, excluding currency influence) and gross margin was 20% lower (excluding currency influence 7% lower). Commissions and expenses were 1% lower than the first quarter of 2002 (16% higher excluding currency influence) and negatively affected by higher employee pension cost; on balance higher DPAC amortization; EUR 13 million of investment costs in the Netherlands that are now recognized on a gross instead of a net basis, but which are offset by an equal amount in revenues; and EUR 27 million related to a USA coinsurance agreement.

The Americas
Net income totaled USD 245 million compared to USD 358 million in the first quarter of 2002. Pre-tax income for the quarter totaled USD 356 million compared to USD 536 million during the same period last year. Additions to asset default provisions of USD 149 million (USD 67 million higher than first quarter 2002), no indirect income compared to USD 81 million in the first quarter of 2002 and lower investment yields and squeezed spreads with an impact of approximately USD 44 million contributed to the decline.

Variable annuity results continue to assume annual equity returns of 12% for five years and 9% thereafter in the determination of deferred policy acquisition costs (DPAC) amortization and provisions for guaranteed benefits.

There was no accelerated DAC amortization (unlocking). Additions to the provisions for guaranteed minimum benefits in the U.S. were USD 9 million. In Canada provisions for guaranteed minimum benefits increased CAD 12 million.

Excluding commissions and DPAC amortization, operating expenses increased USD 63 million. Reflected in the expenses of the first quarter 2003 is USD 22 million less in employee pension overfunding benefit, USD 27 million related to a coinsurance agreement that was cancelled and USD 7 million higher expenses related to acquisitions since the first quarter 2002. Excluding these items, expenses were up 2% from first quarter 2002 primarily as a result of increased sales production and growth of the in-force block of business.

Standardized new premium life production in the Americas increased 10% over first quarter 2002 to USD 250 million. The majority of the increase was driven by the strong traditional universal life sales in our Agency operations. Total annuity and guaranteed investment contract (GIC) deposits increased 2% to USD 7 billion in the first quarter. Fixed annuity sales were down 20% compared to the first quarter of 2002. The strong growth (49% increase over the first quarter
2002) in variable annuity sales was influenced by consumer demand to capture the guaranteed minimum income benefit (GMIB) feature before its discontinuance in January 2003. Variable annuity production decreased significantly in the latter part of the quarter after the GMIB withdrawal. Off-balance sheet production was USD 5.6 billion, a 32% increase compared to the first quarter of 2002.

Traditional life results of USD 174 million, down 24% compared to the first quarter of 2002, include USD 49 million of bond defaults compared to USD 13 million in the first quarter of 2002. Fixed annuity results of USD 64 million, down 44%, include USD 61 million of bond defaults compared to USD 19 million for the first quarter of 2002. The loss of the indirect investment income negatively impacted both the traditional life and fixed annuity earnings by USD 21 million and USD 31 million, respectively.

GICs and funding agreement results of USD 44 million decreased 29% compared to the first three months of 2002. The loss of indirect investment income impacted GICs and funding agreement earnings by USD 22 million. Life for the account of policyholders results were USD 24 million compared to USD 28 million for the same period in 2002. Variable annuities experienced a loss of USD 4 million compared to a profit of USD 29 million in the first quarter of 2002. The majority of the decline over first quarter 2002 is due to higher guarantee death claims, higher DPAC amortization and an increase in provisions for guaranteed minimum benefits in Canada. Accident and health earnings were 29% lower due to increased bond defaults, loss of indirect investment income, and a one-time foreign currency gain in the first quarter of 2002.

The Netherlands
Net income was EUR 136 million compared to EUR 182 million for the first quarter 2002. Continued bearish equity markets were the primary driver of the decline. This resulted in lower investment income and in additions to the provisions for guaranteed minimum benefits, which were EUR 13 million and were nil in the first quarter 2002. The balance of DPAC amortization was EUR 7 million higher.

New life production of EUR 73 million was down 42% compared to first quarter 2002 while off-balance sheet production decreased 48% to EUR 161 million for the quarter. With 6% production growth individual life performed well, while production in pensions decreased 62% compared to the first quarter 2002 reflecting the volatility in the placement of new business in the pension fund markets. Compared to year-end 2002 savings account balances slightly decreased (-1%) to a total of EUR 6 billion at the end of the first quarter 2003.

Total revenues of EUR 2 billion were lower than the same period last year. The individual life business showed satisfying growth in premium income of 11%. Commissions and expenses increased 25% to EUR 189 million. Additional employee pension costs, lower deferral of policy acquisition costs and higher DPAC amortization are the primary drivers of the increase in commissions and expenses compared to the first quarter of 2002. Also included in expenses are EUR 13 million of investment costs that are now recognized on a gross instead of net basis, accounting for approximately 10% out of the 25% increase. This latter amount in expenses is offset by an equal amount in revenues.

Traditional life results of EUR 133 million were 8% lower than the first quarter 2002, influenced by lower investment income. Life for the account of policyholder results were EUR 25 million, down from EUR 65 million in the prior year first quarter. Life results were affected by the higher provisions of EUR 31 million (e.g. guaranteed minimum benefits) and lower investment income due to the decline in the equity markets.

Technical results from non-life were EUR 10 million, an increase of 9%. Mainly due to lower investment income total results were EUR 8 million lower compared with the first quarter 2002. Results from banking activities were zero, compared to EUR 9 million in the first quarter 2002. Lower interest spreads and further increases in provisions for credit risk contributed to the decline.

United Kingdom
Net income was GBP 21 million compared to GBP 42 million in the first quarter of 2002. The reduction in net income is primarily due to lower management and fund related fees as a direct result of the lower equity markets and higher DPAC amortization. Commissions and expenses increased to GBP 91 million, up GBP 36 million, due to inclusion of the operating costs of the acquired distribution companies, growth in the protection businesses, higher contributions of GBP 4 million to the employee pension plan and higher DPAC amortization.

Standardized new life production of GBP 161 million was 4% higher than the first quarter 2002. Off-balance sheet production increased to GBP 127 million, a fourfold increase from the same quarter in 2002.

Total revenues were up 21% as a result of increased single premium business and income from the acquired distribution companies.

Other Countries
Net income from other countries was EUR 14 million, a 17% increase from first quarter 2002. Higher investment income in Hungary, strict cost control and strong life sales at AEGON Taiwan as well as higher general insurance business results at AEGON Spain contributed to the increase.

Capital Gains
EUR 126 million was released as indirect investment income from the revaluation account to income before tax compared with EUR 215 million for the first quarter of 2002. The revaluation account balance at March 31, 2003 was EUR 2,170 million. Realized gains of EUR 1,840 million and unrealized gains of EUR 330 million account for the total.

Capital and Funding
Shareholders' equity was EUR 13,522 million compared to EUR 14,231 million at December 31, 2002. The decrease of EUR 709 million is largely comprised of negative currency exchange rate differences of EUR 539 million, a reduction in the revaluation account of EUR 428 million, a EUR 105 million decrease in the fair value of the total return swaps with Vereniging AEGON, and net income of EUR 393 million.

AEGON is committed to a strategy of continued financial strength. At the end of the first quarter 2003, equity capital represented 71% of our total capital base, while senior and dated subordinated debt comprised 19% of our total capital base. Capital securities accounted for the remaining 10%. The ratio of shareholders' equity to total capital remains stable at approximately the same level as year-end 2002. Currency exchange rate translations do not affect the solvency at the operating units.

Extraordinary General Meeting of Shareholders
AEGON will hold an Extraordinary General Meeting of Shareholders on May 9, 2003, to adopt proposed changes to AEGON's corporate governance and to end its voluntary application of the Dutch large company regime. For further information please refer to the press release of March 20, 2003.

Disclaimer
Forward-looking statements
The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

..    changes in general economic conditions, particularly in the United States,
     The Netherlands and the United Kingdom;
..    changes in the performance of financial markets, including emerging markets, including:
     -- the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
     --   the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
..    the frequency and severity of insured loss events;
..    changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
..    changes affecting interest rate levels;
..    changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;
..    increasing levels of competition in the United States, The Netherlands, the
     United Kingdom and emerging markets;
..    changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
..    regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
..    acts of God, acts of terrorism and acts of war;
..    changes in the policies of central banks and/or foreign governments;
..    customer responsiveness to both new products and distribution channels;

..    competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products; and
..    our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

The Hague, May 6, 2003
--------------------------------------------------------------------------------

Inquiries:
AEGON N.V.
Group Communications                        Investor Relations
Phone : +31 (0)70 344 83 44                 NL    +31 (0)70 344 83 05
                                            USA   +1 410 576 45 77
Web site: www.aegon.com
--------------------------------------------------------------------------------

Conference call
An investor conference call will be held today at 15.00 MET DST (14.00 BST;
09.00 a.m. ET). The phone numbers to listen in on the conference call are as follows:
+31 (0)45 631 6905 (Netherlands)
+44 208 515 2326 (United Kingdom)
+1 416 646 3096 (United States, Canada)

Webcast
On 7 May 2003 the AEGON Executive Board will host an analyst and investor conference at 8.15 a.m. - 5.00 p.m. CET which will be webcast live on AEGON's website (www.aegon.com).

Highlights

                                                                                            amounts in  millions

USD                                                                              EUR
------------------------------                                                   -------------------------------
      First three months                                                                First three months
------------------------------                                                   -------------------------------
      2003       2002       %                                                           2003       2002       %
                                Income by product segment
       322        372     -13   Traditional life                                         300        425     -29
        64        114     -44   Fixed annuities                                           60        130     -54
        44         62     -29   GICs and funding agreements                               41         71     -42
       100        156     -36   Life for account policyholders                            93        178     -48
        -4         29           Variable annuities                                        -4         33
         3          4     -25   Fee business                                               3          4     -25
---------------------           ----------------------------------------------   ----------------------
       529        737     -28   Life insurance                                           493        841     -41
        59         81     -27   Accident and health insurance                             55         93     -41
        16         15       7   General insurance                                         15         17     -12
---------------------           ----------------------------------------------   ----------------------
       604        833     -27   Total insurance activities                               563        951     -41
         0          8    -100   Banking activities                                         0          9    -100
      -128       -101      27   Interest charges and other                              -119       -115       3
---------------------           ----------------------------------------------   ----------------------
       476        740     -36   Income before tax                                        444        845     -47
      -133       -224     -41   Corporation tax                                         -124       -255     -51
        78         24     225   Transamerica Finance Corporation                          73         27     170
---------------------           ----------------------------------------------   ----------------------
       421        540     -22   Net income                                               393        617     -36
================================================================================================================

                                Income geographically
       356        536     -34   Americas                                                 332        612     -46
       181        209     -13   The Netherlands                                          169        238     -29
        46         83     -45   United Kingdom                                            43         95     -55
        21         13      62   Other countries                                           19         15      27
---------------------           ----------------------------------------------   ----------------------
       604        841     -28   Income before tax business units                         563        960     -41
      -128       -101      27   Interest charges and other                              -119       -115       3
---------------------           ----------------------------------------------   ----------------------
       476        740     -36   Income before tax                                        444        845     -47
      -133       -224     -41   Corporation tax                                         -124       -255     -51
        78         24     225   Transamerica Finance Corporation                          73         27     170
---------------------           ----------------------------------------------   ----------------------
       421        540     -22   Net income                                               393        617     -36
================================================================================================================

     1,804      1,835      -2   Gross margin                                           1,682      2,095     -20

     1,328      1,095      21   Commissions and expenses                               1,238      1,250      -1

                                Amounts per common share of EUR 0.12
      0.28       0.39     -28   Net income /1/                                          0.26       0.44     -41
      0.28       0.39     -28   Net income fully diluted /1/                            0.26       0.44     -41

     As at      As at                                                                  As at      As at
  March 31    Dec. 31                                                               March 31    Dec. 31
      2003       2002                                                                   2003       2002
----------------------------------------------------------------------------------------------------------------
      8.79       8.99      -2   Shareholders' equity /2/                                8.07       8.57      -6
      9.22       9.54      -3   Shareholders' equity after full conversion /2/          8.46       9.10      -7
================================================================================================================

----------------------------------------------------------------------------------------------------------------
                                Number of employees                                   26,559     25,817       3

                                Outstanding common shares:
                                - Number of common shares (millions)                   1,445      1,422       2
                                - Weighted average number (millions)                   1,414      1,391       2
================================================================================================================

/1/ Based on the weighted average number of common shares, adjusted for repurchased own shares.

/2/ Based on the number of common shares outstanding at the end of the period, adjusted for repurchased own shares.

Revenues and production

                                                                                                 amounts in millions
USD                                                                                    EUR
-----------------------------                                                          -----------------------------
     First three months                                                                      First three months
-----------------------------                                                          -----------------------------
     2003       2002       %                                                                2003        2002      %
                                   Revenues
      539        391      38       Life general account single premiums                      502         447     12
    1,610      1,446      11       Life general account recurring premiums                 1,500       1,651     -9
    1,413      1,319       7       Life policyholders account single premiums              1,317       1,506    -13
    1,502      1,150      31       Life policyholders account recurring premiums           1,400       1,313      7
--------------------            ---------------------------------------------------    -----------------------
    5,064      4,306      18       Total life insurance gross premiums                     4,719       4,917     -4
      753        726       4       Accident and health insurance premiums                    702         829    -15
      249        198      26       General insurance premiums                                232         226      3
--------------------            ---------------------------------------------------    -----------------------
    6,066      5,230      16       Total gross premiums                                    5,653       5,972     -5
    2,182      2,163       1       Investment income insurance activities /1/              2,034       2,470    -18
      101         82      23       Income from banking activities                             94          93      1
--------------------            ---------------------------------------------------    -----------------------
    8,349      7,475      12       Total revenues business units                           7,781       8,535     -9
        2         20     -90       Income from other activities                                2          23    -91
--------------------            ---------------------------------------------------    -----------------------
    8,351      7,495      11       Total revenues                                          7,783       8,558     -9
====================================================================================================================

                                   Revenues by product segment
    7,102      6,314      12       Life insurance                                      6,619       7,210     -8
      881        861       2       Accident and health insurance                             821         983    -16
      265        218      22       General insurance                                         247         249     -1
      101         82      23       Banking activities                                         94          93      1
        2         20     -90       Other activities                                            2          23    -91
--------------------            ---------------------------------------------------    -----------------------
    8,351      7,495      11       Total revenues                                          7,783       8,558     -9
====================================================================================================================

                                   Investment income for the account
   -1,662        859               of policyholders                                       -1,549         981
====================================================================================================================

                                   Standardized new premium production
                                   life insurance
    1,840      1,647      12       Single premiums                                         1,715       1,880     -9
      503        419      20       Recurring premiums annualized                             468         478     -2
      687        584      18       Total recurring plus 1/10 single                          640         666     -4
====================================================================================================================
                                   Deposits
    1,705      2,140     -20       Fixed annuities                                         1,589       2,443    -35
    2,669      2,957     -10       GICs and funding agreements                             2,487       3,376    -26
    2,586      1,739      49       Variable annuities                                      2,410       1,986     21
--------------------            ---------------------------------------------------    -----------------------
    6,960      6,836       2       Total                                                   6,486       7,805    -17
      827        775       7       Savings deposits                                          771         885    -13
--------------------            ---------------------------------------------------    -----------------------
    7,787      7,611       2       Total production on balance sheet                       7,257       8,690    -16
====================================================================================================================

                                   Net deposits
      782      1,514     -48       Fixed annuities                                           729       1,729    -58
      672      1,168     -42       GICs and funding agreements                               626       1,334    -53
    1,577        476               Variable annuities                                      1,470         543
--------------------            ---------------------------------------------------    -----------------------
    3,031      3,158      -4       Total                                                   2,825       3,606    -22
     -325        -37    -778       Savings deposits                                         -303         -42   -621
--------------------            ---------------------------------------------------    -----------------------
    2,706      3,121     -13       Total net deposits                                      2,522       3,564    -29
====================================================================================================================

        9        132     -93       Investment contracts                                        8         151    -95
====================================================================================================================

                                   Off balance sheet production
    3,368      2,538      33       Synthetic GICs                                          3,139       2,898      8
                                   Mutual funds/Collective Trusts and
    2,709      2,059      32       other managed assets                                    2,525       2,351      7
--------------------            ---------------------------------------------------    -----------------------
    6,077      4,597      32       Total production off balance sheet                      5,664       5,249      8
====================================================================================================================

      135        188     -28   /1/ Of which indirect income on shares and real               126         215    -41
                                   estate

Americas

                                                                                                      amounts in millions
USD                                                                                           EUR
---------------------------                                                                   ---------------------------
    First three months                                                                            First three months
---------------------------                                                                   ---------------------------
      2003      2002     %                                                                          2003      2002     %
                               Income by product segment
       174       230   -24     Traditional life                                                      162       263   -38
        64       114   -44     Fixed annuities                                                        60       130   -54
        44        62   -29     GICs and funding agreements                                            41        71   -42
        24        28   -14     Life for account policyholders                                         22        32   -31
        -4        29           Variable annuities                                                     -4        33
         4         3    33     Fee business                                                            4         3    33
---------------------      ------------------------------------------------------------      ----------------------
       306       466   -34     Life insurance                                                        285       532   -46
        50        70   -29     Accident and health insurance                                          47        80   -41
         0         0     -     General insurance                                                       0         0     -
---------------------      ------------------------------------------------------------      ----------------------
       356       536   -34     Total insurance                                                       332       612   -46
       332       476   -30     of which general account                                              310       544   -43
        24        60   -60     of which policyholders account /2/                                     22        68   -68
---------------------      ------------------------------------------------------------      ----------------------
       356       536   -34     Income before tax                                                     332       612   -46
      -111      -178   -38     Corporation tax                                                      -104      -203   -49
---------------------      ------------------------------------------------------------      ----------------------
       245       358   -32     Net income                                                            228       409   -44
=========================================================================================================================

                               Revenues
       187       193    -3     Life general account single premiums                                  174       220   -21
     1,143     1,115     3     Life general account recurring premiums                             1,065     1,273   -16
       131       146   -10     Life policyholders account single premiums                            122       167   -27
       239       167    43     Life policyholders account recurring premiums                         223       191    17
---------------------      ------------------------------------------------------------      ----------------------
     1,700     1,621     5     Total life insurance gross premiums                                 1,584     1,851   -14
       637       631     1     Accident and health insurance premiums                                594       720   -18
         0         0     -     General insurance premiums                                              0         0     -
---------------------      ------------------------------------------------------------      ----------------------
     2,337     2,252     4     Total gross premiums                                                2,178     2,571   -15
     1,701     1,769    -4     Investment income insurance activities /1/                          1,585     2,020   -22
---------------------      ------------------------------------------------------------      ----------------------
     4,038     4,021     0     Total revenues                                                      3,763     4,591   -18
=========================================================================================================================

                               Investment income for the account
      -543       -96           of policyholders                                                     -506      -110
=========================================================================================================================

                               Gross margin, commissions and expenses
     1,254     1,359    -8     Gross margin                                                        1,169     1,552   -25
       898       823     9     Commissions and expenses                                              837       940   -11
=========================================================================================================================

                               Standardized new premium production
                               life insurance
       302       325    -7     Single premiums                                                       281       371   -24
       220       195    13     Recurring premiums annualized                                         205       223    -8
       250       228    10     Total recurring plus 1/10 single                                      233       260   -10
=========================================================================================================================

                               Deposits
     1,705     2,140   -20     Fixed annuities                                                     1,589     2,443   -35
     2,669     2,957   -10     GICs and funding agreements                                         2,487     3,376   -26
     2,586     1,739    49     Variable annuities                                                  2,410     1,986    21
---------------------      ------------------------------------------------------------      ----------------------
     6,960     6,836     2     Total production on balance sheet                                   6,486     7,805   -17
=========================================================================================================================

                               Off balance sheet production
     3,368     2,538    33     Synthetic GICs                                                      3,139     2,898     8
                               Mutual funds/Collective Trusts and
     2,281     1,730    32     other managed assets                                                2,126     1,975     8
---------------------      ------------------------------------------------------------      ----------------------
     5,649     4,268    32     Total production off balance sheet                                  5,265     4,873     8
=========================================================================================================================
         0        81  -100 /1/ Of which indirect income on shares and real estate                      0        92  -100
                           /2/ Includes also variable annuities and fees.

The Netherlands

                                                                                               amounts in millions
                                                                                         EUR
                                                                                         -------------------------
                                                                                            First three months
                                                                                         -------------------------
                                                                                             2003      2002     %
      Income by product segment
      Traditional life                                                                        133       145    -8
      Life for account policyholders                                                           25        65   -62
--------------------------------------------------------------------------------      ----------------------
      Life insurance                                                                          158       210   -25
      Accident and health insurance                                                             6        11   -45
      General insurance                                                                         5         8   -38
--------------------------------------------------------------------------------      ----------------------
      Total insurance                                                                         169       229   -26

      of which general account                                                                144       164   -12
      of which policyholders account                                                           25        65   -62
      Banking activities /2/                                                                    0         9  -100
--------------------------------------------------------------------------------      ----------------------
      Income before tax                                                                       169       238   -29
      Corporation tax                                                                         -33       -56   -41
--------------------------------------------------------------------------------      ----------------------
      Net income                                                                              136       182   -25
==================================================================================================================

      Revenues
      Life general account single premiums                                                    240       170    41
      Life general account recurring premiums                                                 290       298    -3
      Life policyholders account single premiums                                              121       416   -71
      Life policyholders account recurring premiums                                           687       605    14
--------------------------------------------------------------------------------      ----------------------
      Total life insurance gross premiums                                                   1,338     1,489   -10
      Accident and health insurance premiums                                                   80        83    -4
      General insurance premiums                                                              147       145     1
--------------------------------------------------------------------------------      ----------------------
      Total gross premiums                                                                  1,565     1,717    -9
      Investment income insurance activities /1/                                              360       371    -3
      Income from banking activities                                                           94        93     1
--------------------------------------------------------------------------------      ----------------------
      Total revenues                                                                        2,019     2,181    -7
==================================================================================================================

      Investment income for the account
      of policyholders                                                                       -226       249
==================================================================================================================

      Gross margin, commissions and expenses
      Gross margin                                                                            358       389    -8
      Commissions and expenses /3/                                                            189       151    25
==================================================================================================================

      Standardized new premium production
      life insurance
      Single premiums                                                                         317       548   -42
      Recurring premiums annualized                                                            41        70   -41
      Total recurring plus 1/10 single                                                         73       125   -42
==================================================================================================================

      Deposits
      Savings deposits                                                                        771       885   -13
--------------------------------------------------------------------------------      ----------------------
      Total production on balance sheet                                                       771       885   -13
==================================================================================================================

      Investment contracts                                                                      8       151   -95
==================================================================================================================

      Off balance sheet production

      Mutual funds and other managed assets                                                   161       310   -48
--------------------------------------------------------------------------------      ----------------------
      Total production off balance sheet                                                      161       310   -48
==================================================================================================================
  /1/ Of which indirect income on shares and real estate                                      126       119     6
  /2/ Includes income on off balance sheet type products.
  /3/ Includes the effect of a change in presentation of investments costs from a net basis to a gross basis.

     United Kingdom

                                                                                          amounts in millions

GBP                                                                                     EUR
--------------------------                                                              ------------------------
    First three months                                                                     First three months
--------------------------                                                              ------------------------
      2003      2002     %                                                                  2003      2002     %
                                Income by product segment
        -1         7  -114      Traditional life                                              -2        12  -117
        32        52   -38      Life for account policyholders                                48        84   -43
        -2        -1            Fee business                                                  -3        -1
--------------------          --------------------------------------------------        --------------------
        29        58   -50      Life insurance                                                43        95   -55

        -1         7  -114      of which general account                                      -2        12  -117
        30        51   -41      of which policyholders account/2/                             45        83   -46
--------------------          --------------------------------------------------        -------------------
        29        58   -50      Income before tax                                             43        95   -55
        -8       -16   -50      Corporation tax                                              -12       -27   -56
--------------------          --------------------------------------------------        -------------------
        21        42   -50      Net income                                                    31        68   -54
================================================================================================================

                                Revenues
        56        32    75      Life general account single premiums                          83        53    57
        21        17            Life general account recurring premiums                       32        27    19
       716       560    28      Life policyholders account single premiums                 1,069       912    17
       292       290     1      Life policyholders account recurring premiums                437       472    -7
--------------------          --------------------------------------------------        -------------------
     1,085       899    21      Total gross premiums                                       1,621     1,464    11
        33        24    38      Investment income insurance activities/1/                     49        39    26
--------------------          --------------------------------------------------        -------------------
     1,118       923    21      Total revenues                                             1,670     1,503    11
================================================================================================================

                                Investment income for the account
      -530       514            of policyholders                                            -792       837
================================================================================================================

                                Gross margin, commissions and expenses
       120       113     6      Gross margin                                                 179       184    -3
        91        55    65      Commissions and expenses                                     136        89    53
================================================================================================================

                                Standardized new premium production
                                life insurance
       741       582    27      Single premiums                                            1,107       948    17
        87        97   -10      Recurring premiums annualized                                129       158   -18
       161       155     4      Total recurring plus 1/10 single                             240       253    -5
================================================================================================================

                                Off balance sheet production

       127        25            Mutual funds and other managed assets                        190        41
--------------------          --------------------------------------------------        -------------------
       127        25            Total production off balance sheet                           190        41
================================================================================================================
         0         1  -100  /1/ Of which indirect income on shares and real estate             0         2  -100
                            /2/ Includes also fee income.

Other countries

                                                                                                            amounts in millions

                                                                                                        EUR
                                                                                                      -------------------------
                                                                                                        First three months
                                                                                                      -------------------------
                                                                                                         2003      2002     %
    Income by product segment
    Traditional life                                                                                        7         5    40
    Life for account of policyholders                                                                      -2        -3    33
    Fee business                                                                                            2         2     0
------------------------------------------------------------------------------------------------      -----------------
    Life insurance                                                                                          7         4    75
    Accident and health insurance                                                                           2         2     0
    General insurance                                                                                      10         9    11
------------------------------------------------------------------------------------------------      -----------------
    Total insurance                                                                                        19        15    27

    of which general account                                                                               19        16    19
    of which policyholders account /2/                                                                      0        -1   100
------------------------------------------------------------------------------------------------      -----------------
    Income before tax                                                                                      19        15    27
    Corporation tax                                                                                        -5        -3    67
------------------------------------------------------------------------------------------------      -----------------
    Net income                                                                                             14        12    17
===============================================================================================================================

    Revenues
    Life general account single premiums                                                                    5         4    25
    Life general account recurring premiums                                                               113        53   113
    Life policyholders account single premiums                                                              5        11   -55
    Life policyholders account recurring premiums                                                          53        45    18
------------------------------------------------------------------------------------------------      -----------------
    Total life insurance gross premiums                                                                   176       113    56
    Accident and health insurance premiums                                                                 28        26     8
    General insurance premiums                                                                             85        81     5
------------------------------------------------------------------------------------------------      -----------------
    Total gross premiums                                                                                  289       220    31
    Investment income insurance activities /1/                                                             40        40     0
------------------------------------------------------------------------------------------------      -----------------
    Total revenues                                                                                        329       260    27
===============================================================================================================================

    Investment income for the account
    of policyholders                                                                                      -25         5
===============================================================================================================================

    Gross margin, commissions and expenses
    Gross margin                                                                                           85        76    12
    Commissions and expenses                                                                               66        61     8
===============================================================================================================================

    Standardized new premium production
    life insurance
    Single premiums                                                                                        10        13   -23
    Recurring premiums annualized                                                                          93        27
    Total recurring plus 1/10 single                                                                       94        28
===============================================================================================================================

    Off balance sheet production

    Mutual funds and other managed assets                                                                  48        25    92
------------------------------------------------------------------------------------------------      -----------------
    Total production off balance sheet                                                                     48        25    92
===============================================================================================================================
  /1/ Of which indirect income on shares and real estate                                                    0         2  -100
  /2/ Includes also fee income.

      Explanatory notes

      The published figures are unaudited.

      Traditional life includes income on traditional and fixed universal life products.
      Life insurance with investments for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.
      Fee business includes income on off balance sheet type products.
      Gross margin is calculated as the sum of income before tax and commissions and expenses.

Investments, assets and capital geographically

                                                                                    amounts in million EUR (unless otherwise stated)
              United
 Americas    Kingdom                                                               The     United       Other      Total      Total
      USD        GBP     As at March 31, 2003                    Americas  Netherlands    Kingdom   countries        EUR        USD
-----------------------------------------------------------------------------------------------------------------------------------
                         Investments
  109,676      1,019     Fixed income                             100,666       12,498      1,479      1,637     116,280    126,687
    3,520         78     Equities and real estate                   3,231        4,629        113        128       8,101      8,826
  113,196      1,097     Total general account                    103,897       17,127      1,592      1,765     124,381    135,513
-----------------------------------------------------------------------------------------------------------------------------------
   12,788     15,812     Fixed income                              11,738       11,446     22,929        312      46,425     50,580
   23,722     12,122     Equities and real estate                  21,773        6,035     17,578        181      45,567     49,645
   36,510     27,934     Total account policyholders               33,511       17,481     40,507        493      91,992    100,225
-----------------------------------------------------------------------------------------------------------------------------------
  149,706     29,031     Total insurance activities               137,408       34,608     42,099      2,258     216,373    235,738
        -          -     Banking activities                             -        6,926          -          -       6,926      7,546
   53,751        821     Off balance sheet assets                  49,335        1,842      1,190        456      52,823     57,551
-----------------------------------------------------------------------------------------------------------------------------------
  203,457     29,852     Total assets business units              186,743       43,376     43,289      2,714     276,122    300,835
                         Other investments                                                                            25         27
-----------------------------------------------------------------------------------------------------------------------------------
                         Total group                                                                             276,147    300,862
===================================================================================================================================
  157,175     29,530     Assets business units                    144,263       44,273     42,822      2,601     233,959    254,898
                         Other assets                                                                              3,408      3,713
                                                                                                               --------------------
                         Total assets on balance sheet                                                           237,367    258,611

   16,762      2,036     Capital in units                          15,385        2,316      2,953        416      21,070     22,956

                         Total capital base                                                                       19,119     20,830
                         Other net liabilities                                                                     1,951      2,126
                                                                                                               --------------------
                         Total                                                                                    21,070     22,956
===================================================================================================================================

                         As at March 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------
                         Investments
   96,878        832     Fixed income                             111,047       12,777      1,358      1,467     126,649    110,488
    4,311         92     Equities and real estate                   4,942        5,503        149        169      10,763      9,390
  101,189        924     Total general account                    115,989       18,280      1,507      1,636     137,412    119,878
-----------------------------------------------------------------------------------------------------------------------------------
   12,043     14,526     Fixed income                              13,805        8,096     23,697        358      45,956     40,092
   27,375     17,023     Equities and real estate                  31,379        9,748     27,770        220      69,117     60,298
   39,418     31,549     Total account policyholders               45,184       17,844     51,467        578     115,073    100,390
-----------------------------------------------------------------------------------------------------------------------------------
  140,607     32,473     Total insurance activities               161,173       36,124     52,974      2,214     252,485    220,268
        -          -     Banking activities                             -        7,092          -          -       7,092      6,187
   47,058        816     Off balance sheet assets                  53,941        1,070      1,331        281      56,623     49,398
-----------------------------------------------------------------------------------------------------------------------------------
  187,665     33,289     Total assets business units              215,114       44,286     54,305      2,495     316,200    275,853
                         Other investments                                                                           436        380
-----------------------------------------------------------------------------------------------------------------------------------
                         Total group                                                                             316,636    276,233
===================================================================================================================================
  145,039     32,639     Assets business units                    166,253       45,152     53,245      2,366     267,016    232,945
                         Other assets                                                                              5,102      4,451
                                                                                                               --------------------
                         Total assets on balance sheet                                                           272,118    237,396

   14,224      1,806     Capital in units                          16,304        3,591      2,946        388      23,229     20,265

                         Total capital base                                                                       22,272     19,430
                         Other net liabilities                                                                       957        835
                                                                                                               --------------------
                         Total                                                                                    23,229     20,265
===================================================================================================================================

                         As at December 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------
                         Investments
  105,544        980     Fixed income                             100,643       10,792      1,507      1,611     114,553    120,132
    3,460         88     Equities and real estate                   3,299        4,943        135        133       8,510      8,924
  109,004      1,068     Total general account                    103,942       15,735      1,642      1,744     123,063    129,056
-----------------------------------------------------------------------------------------------------------------------------------
   11,952     15,401     Fixed income                              11,397       11,139     23,675        312      46,523     48,789
   23,274     12,940     Equities and real estate                  22,193        5,934     19,892        186      48,205     50,552
   35,226     28,341     Total account policyholders               33,590       17,073     43,567        498      94,728     99,341
-----------------------------------------------------------------------------------------------------------------------------------
  144,230     29,409     Total insurance activities               137,532       32,808     45,209      2,242     217,791    228,397
        -          -     Banking activities                             -        7,167          -          -       7,167      7,516
   51,008        806     Off balance sheet assets                  48,639        1,689      1,239        471      52,038     54,572
-----------------------------------------------------------------------------------------------------------------------------------
  195,238     30,215     Total assets business units              186,171       41,664     46,448      2,713     276,996    290,485
                         Other investments                                                                           378        397
-----------------------------------------------------------------------------------------------------------------------------------
                         Total group                                                                             277,374    290,882
===================================================================================================================================
  149,948     29,864     Assets business units                    142,985       42,750     45,910      2,541     234,186    245,591
                         Other assets                                                                              4,020      4,216
                                                                                                               --------------------
                         Total assets on balance sheet                                                           238,206    249,807

   16,518      2,028     Capital in units                          15,751        2,605      3,117        399      21,872     22,937

                         Total capital base                                                                       20,058     21,035
                         Other net liabilities                                                                     1,814      1,902
                                                                                                               --------------------
                         Total                                                                                    21,872     22,937
===================================================================================================================================

Summarized consolidated income statements

                                                                                                               amounts in millions

 USD                                                                                                     EUR
---------------------------                                                                             ---------------------------
   First three months                                                                                       First three months
---------------------------                                                                             ---------------------------
    2003        2002     %                                                                                  2003        2002     %
                              Revenues
   6,066       5,230    16    Gross premiums                                                               5,653       5,972    -5
   2,184       2,183     0    Investment income                                                            2,036       2,493   -18
     101          82    23    Income from banking activities                                                  94          93     1
---------------------       -------------------------------------------------------------------------------------------------------
   8,351       7,495    11    Total revenues                                                               7,783       8,558    -9

                              Benefits and expenses
     559         376    49    Premiums to reinsurers                                                         521         430    21
   5,556       4,967    12    Benefits paid and provided                                                   5,178       5,671    -9
      52          50     4    Profit sharing and rebates                                                      48          57   -16
   1,328       1,095    21    Commissions and expenses for own account                                     1,238       1,250    -1
     178         166     7    Interest                                                                       166         190   -13
     202         101   100    Miscellaneous income and expenditure                                           188         115    63
---------------------       -------------------------------------------------------------------------------------------------------
   7,875       6,755    17    Total benefits and expenses                                                  7,339       7,713    -5

     476         740   -36    Income before tax                                                              444         845   -47
    -133        -224   -41    Corporation tax                                                               -124        -255   -51
      78          24          Transamerica Finance Corporation                                                73          27
---------------------       -------------------------------------------------------------------------------------------------------
     421         540   -22    Net income                                                                     393         617   -36
---------------------       -------------------------------------------------------------------------------------------------------

Income statement items: average rate 1 EUR = USD 1.0730 (2002: USD 0.8758).

Condensed consolidated balance sheets

                                                                                                               amounts in millions

   As at       As at                                                               As at       As at         As at       As at
March 31     Dec. 31                                                            March 31    March 31      March 31     Dec. 31
    2003        2002                                                                2002        2002          2003        2002
     USD         USD     %                                                           USD         EUR           EUR         EUR    %
-----------------------------------------------------------------------------------------------------------------------------------
 143,086     136,969     4      Investments                                      126,445     144,940       131,332     130,608    1
   3,715       3,729     0      Group companies and participations                 3,043       3,488         3,410       3,556   -4
 100,225      99,341     1      Investments for the account of policyholders     100,390     115,073        91,992      94,728   -3
  11,585       9,768    19      Other assets                                       7,518       8,617        10,633       9,314   14
---------------------       ----------------------------------------------------------------------------------------------------
 258,611     249,807     4      Total assets                                     237,396     272,118       237,367     238,206    0

  14,732      14,924    -1      Total shareholders' equity /1/                    14,482      16,600        13,522      14,231   -5
   2,167       2,106     3      Capital securities                                 1,838       2,107         1,989       2,008   -1
     659         646     2      Subordinated (convertible) loans                     587         673           605         616   -2
   3,272       3,359    -3      Senior debt related to insurance activities        2,523       2,892         3,003       3,203   -6
---------------------       ----------------------------------------------------------------------------------------------------
  20,830      21,035    -1      Total capital base                                19,430      22,272        19,119      20,058   -5

 111,579     107,926     3      Technical provisions /2/                          97,366     111,607       102,413     102,914    0
                                Technical provisions with investments for
 100,225      99,341     1      the account of policyholders /3/                 100,390     115,073        91,992      94,728   -3
  25,977      21,505    21      Other liabilities /4/                             20,210      23,166        23,843      20,506   16
---------------------       ----------------------------------------------------------------------------------------------------
 258,611     249,807     4      Total shareholders' equity and liabilities       237,396     272,118       237,367     238,206    0
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                            /1/ Shareholders' equity January 1                                15,923        14,231      15,923
                                Net income excluding preferred dividend                          617           370       1,517
                                Dividend paid                                                      -             -        -731
                                Paid in surplus / Issuance of new shares                           -             -       2,053
                                Currency exchange rate differences                                82          -539      -2,100
                                Goodwill                                                          -5             0         -70
                                Repurchased and sold own shares                                    -             -           0
                                Change revaluation account                                        65          -428      -2,042
                                Other changes                                                    -82          -112        -319
-----------------------------------------------------------------------------------------------------------------------------------
  14,732      14,924            Shareholders' equity end of period /5/            14,482      16,600        13,522      14,231
-----------------------------------------------------------------------------------------------------------------------------------
                         %                                                                                                        %
-----------------------------------------------------------------------------------------------------------------------------------
  43,551      42,014     4  /2/ Of which fixed annuities                          35,580      40,784        39,973      40,063    0
  26,684      25,961     3  /2/ Of which GICs and funding agreements              25,866      29,649        24,492      24,755   -1
 -16,338     -15,938     3  /2/ Of which deferred policy acquisition costs       -14,710     -16,862       -14,996     -15,198   -1
  33,602      32,458     4  /3/ Of which variable annuities                       34,824      39,918        30,842      30,951    0
   6,844       6,674     3  /4/ Of which savings accounts                          5,809       6,659         6,282       6,364   -1
   2,364       2,725   -13  /5/ Including revaluation account                      4,105       4,705         2,170       2,598  -16
   2,005       2,156    -7      of which realized gains                            3,272       3,750         1,840       2,056  -11
-----------------------------------------------------------------------------------------------------------------------------------

Balance sheet items: closing rate 1 EUR = USD 1.0895 (2002: 0.8724; year-end 2002: USD 1.0487).

Summarized information Transamerica Finance Corporation

                                                                                                           amounts in millions

USD                                                                                                    EUR
-----------------------------                                                                          ----------------------------
      First three months                                                                                     First three months
-----------------------------                                                                          ----------------------------
       2003      2002      %                  INCOME STATEMENT                                               2003      2002      %
                               Revenues
        150       169    -11   Finance charges                                                                140       193    -27
        104       102      2   Leasing revenues                                                                97       116    -16
         67        59     14   Real estate information services                                                62        67     -7
         34        33      3   Other revenues                                                                  32        38    -16
----------------------       -----------------------------------------------------------------------   ---------------------
        355       363     -2   Total revenues                                                                 331       414    -20

                               Expenses

         47        70    -33   Interest and debt expense                                                       44        80    -45
         80        78      3   Salaries and other employee expenses                                            74        89    -17
         50        53     -6   Depreciation on equipment held for lease                                        47        61    -23
         92       122    -25   Miscellaneous income and expenditure                                            86       139    -38
----------------------       -----------------------------------------------------------------------   ---------------------
        269       323    -17   Total expenses                                                                 251       369    -32

         86        40          Income before tax                                                               80        45     78
         -1        -7    -86   Corporation tax                                                                 -1        -8
----------------------       -----------------------------------------------------------------------   ---------------------
         85        33          Net income from operations                                                      79        37    114
===================================================================================================================================

                               Net income by segment
         70        35    100   Commercial lending                                                              65        40     63
          5         1          Leasing                                                                          5         1
         18         7          Real estate information services                                                17         8
         -8       -10     20   Other                                                                           -8       -12
----------------------       -----------------------------------------------------------------------   ---------------------
         85        33          Net income from operations                                                      79        37
===================================================================================================================================

                               Income reported by AEGON
         85        33          Net income from operations                                                      79        37
         -7        -9    -22   Funding costs on the related raised debt                                        -6       -10    -40
----------------------       -----------------------------------------------------------------------   ---------------------
         78        24          Net income reported by AEGON                                                    73        27
===================================================================================================================================

Income statement items: average rate 1 EUR = USD 1.0730 (2002: USD  0.8758)

      As at     As at                                                              As at      As at         As at     As at
   March 31   Dec. 31                                                           March 31   March 31      March 31   Dec. 31
       2003      2002                                                               2002       2002          2003      2002
        USD       USD      %                    BALANCE SHEET                        USD        EUR           EUR       EUR      %
-----------------------------------------------------------------------------------------------------------------------------------
      6,441     6,007      7   Finance receivables                                 6,745      7,732         5,912     5,728      3
         98       102     -4   Equipment                                             110        126            90        97     -7
      2,317     2,485     -7   Other assets                                        2,737      3,137         2,127     2,370    -10
----------------------       -----------------------------------------------------------------------------------------------
      8,856     8,594      3   Total assets                                        9,592     10,995         8,129     8,195     -1

      1,673     1,627      3   Accounts payable and other liabilities              1,619      1,856         1,536     1,551     -1
      6,239     6,052      3   Debts                                               6,888      7,895         5,727     5,771     -1
        944       915      3   Shareholders' equity                                1,085      1,244           866       873     -1
----------------------       -----------------------------------------------------------------------------------------------
      8,856     8,594      3   Total liabilities and shareholders' equity          9,592     10,995         8,129     8,195     -1
===================================================================================================================================

Balance sheet items: closing rate 1 EUR = USD 1.0895 (2002: 0.8724; year-end 2002: USD 1.0487).

Results by segment twelve months cumulative

                                                                                 amounts in million EUR (unless otherwise stated)

           United
Americas  Kingdom  April 1, 2002 - March 31, 2003                                 The     United      Other      Total      Total
     USD      GBP                                              Americas   Netherlands    Kingdom  countries        EUR        USD
---------------------------------------------------------------------------------------------------------------------------------
                   Net income
     749      117  Life insurance                                   713           549        181         23      1,466      1,509
     213        -  Accident and health insurance                    213            21          -          6        240        241
       -        -  General insurance                                  -            21          -         39         60         60
       -        -  Banking activities                                 -            -1          -          -         -1          0
                   Interest charges and other                                                                     -317       -323
---------------------------------------------------------------------------------------------------------------------------------
                   Income before tax
     962      117  business units                                   926           590        181         68
                   Income before tax                                                                             1,448      1,487
    -159      -26  Corporation tax business units                  -140          -113        -40        -14
                   Corporation tax                                                                                -222       -243
--------------------------------------------------------------------------------------------------------------
     803       91  Net income business units                        786           477        141         54
                   Transamerica Finance Corporation                                                                 97        102
                                                                                                               ------------------
                   Net income                                                                                    1,323      1,346
=================================================================================================================================

   4,571      467  Gross margin business units                    4,556         1,294        728        338
                   Gross margin                                                                                  6,648      6,655

   3,609      350  Commissions and expenses business units        3,630           704        547        270
                   Commissions and expenses                                                                      5,200      5,168

                   Net income per share                                                                           0.90       0.91

=================================================================================================================================

           United
Americas  Kingdom  April 1, 2001 - March 31, 2002                                 The     United      Other      Total      Total
     USD      GBP                                              Americas   Netherlands    Kingdom  countries        EUR        USD
---------------------------------------------------------------------------------------------------------------------------------
                   Net income
   1,868      234  Life insurance                                 2,114           825        380         31      3,350      2,961
     196        -  Accident and health insurance                    222            37          -          9        268        237
       1        -  General insurance                                  1            35          -         34         70         62
       -        -  Banking activities                                 -            39          -          -         39         34
                   Interest charges and other                                                                     -395       -348
---------------------------------------------------------------------------------------------------------------------------------
                   Income before tax
   2,065      234  business units                                 2,337           936        380         74
                   Income before tax                                                                             3,332      2,946
    -617      -66  Corporation tax business units                  -699          -230       -108        -12
                   Corporation tax                                                                                -949       -839
--------------------------------------------------------------------------------------------------------------
   1,448      168  Net income business units                      1,638           706        272         62
                   Transamerica Finance Corporation                                                                 96         85
                                                                                                               ------------------
                   Net income                                                                                    2,479      2,192
=================================================================================================================================

   5,254      446  Gross margin business units                    5,942         1,498        723        309
                   Gross margin                                                                                  8,115      7,176

   3,189      212  Commissions and expenses business units        3,605           562        343        235
                   Commissions and expenses                                                                      4,783      4,230

                   Net income per share                                                                           1.79       1.59

=================================================================================================================================